July 31, 2006

Mr. William Choi
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

RE: Entergy Corporation and Subsidiaries
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 10, 2006
        File No. 1-11299

Dear Mr. Choi:

Following is Entergy's response to the comment of the Staff of the United States Securities and Exchange Commission set forth in your letter to Wayne Leonard dated July 18, 2006. For the convenience of the Staff, the Staff's comment is reproduced and is followed by the corresponding response of Entergy.

Form 10-K for the Fiscal Year Ended December 31, 2005

Entergy Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Comment 1: We note your response to comment 4 in our letter dated June 6, 2006 and still believe that deferred fuel costs should be classified within operating activities on your statements of cash flows based on the nature of the cash flows. Citing specific accounting guidance or predominant practice, please tell us why these amounts should be classified in investing activities based on recovery outside the normal operating cycle. Please ensure you indicate why you believe that deferred fuel costs recovered over longer than a 12-month period represent productive assets as described in paragraph 15 of SFAS 95.

Entergy's Response:

In addition to the information supplied in our first response, we submit the following.

Entergy applied the guidance of SFAS 95 paragraphs 15 and 21 in determining the appropriate cash flow classification of its deferred fuel costs. This was not a simple determination to make. As SFAS 95 recognizes, "Certain cash receipts and payments may have aspects of more than one class of cash flows." [SFAS 95, paragraph 24] "The [FASB] notes that the three categories [of cash flow activity] are not clearly mutually exclusive.  For items at the margin, a reasonable case often may be made for alternative classifications." [SFAS 95, paragraph 86] Although Entergy's deferred fuel cost expenditures have aspects of both operating and investing cash flows, we believe that the facts and SFAS 95 guidance lead to the conclusion that investing cash flow classification is most appropriate for certain of these expenditures.

"Investing activities include ... acquiring ... property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise's inventory)." [SFAS 95, paragraph 15] We believe that a productive asset for a cost-based rate-regulated utility is any asset used in the production of electricity that the regulator allows recovery of with a return on the investment. For the deferred fuel cost asset where the regulator allows both the recovery of and a return on the investment and the recovery period is longer than 12 months, the deferred fuel cost asset is economically and regulatorily very similar to plant and equipment. In both instances rate-making authorities require Entergy's utilities to invest money now that will be recovered later, with a return on the investment.

Although we cannot say that the deferred fuel costs are exactly like plant and equipment, it would likewise to be incorrect to say that they are exactly like inventory or account receivables or payables, which would call for operating cash flow treatment. In fact, the deferred fuel cost asset is clearly not an account receivable under GAAP because it can only be collected from future sales of electricity. See SFAS 101 paragraphs 7, 14, and 15, which indicate that regulatory assets like deferred fuel costs are not account receivables. Therefore, we believe that the deferred fuel cost asset is somewhere in between the plant and equipment paradigm of an investing cash flow and the account receivable or payable paradigm of an operating cash flow.

Looking then at SFAS 95 paragraph 21 for guidance on what constitutes an operating cash flow, we believe the scale is tipped to treating the deferred fuel costs as productive assets and treating the related expenditures as investing cash flows under SFAS 95. "Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income." [SFAS 95, paragraph 21] The deferred fuel costs do not enter into the determination of net income on a current basis. Rather, under regulatory accounting principles, they enter into the determination of net income as they are recovered through billings to customers. As stated in our previous response, this recovery period exceeds the normal operating cycle of the utilities for the deferred fuel costs in question. Therefore, when we consider the guidance of SFAS 95 paragraphs 15 and 21 taken together, we believe that our deferred fuel cost expenditures that are recovered over greater than a 12-month period from when they are incurred, with a return on the investment, have more aspects of investing cash flows than of operating cash flows.

When we first applied this cash flow statement classification in 2001 we, of course, had the agreement of our outside independent auditors, which at the time were Pricewaterhouse Coopers. In addition, we sought the opinion of Mr. Dennis R. Beresford, CPA, who was the Chairman of the FASB when SFAS 95 was deliberated and issued. Since that time we have changed outside independent auditors and the current firm agrees with our analysis of this issue. For your information we are including a copy of Mr. Beresford's written opinion with our response.

We are not aware of other utilities with multi-year deferrals of fuel costs with allowed returns on the deferred costs, and we are therefore not aware of any predominant practice in this regard. We believe that most regulatory jurisdictions either do not allow a return on deferred fuel costs, allow recovery in a short period, or do not allow recovery of fuel costs except through base rates. Of course, many utilities' production activities have been deregulated and these companies do not have a deferred fuel cost asset to recover. We further believe, as Mr. Beresford also states in his letter, that predominant practice should not determine the accounting classification, but rather the facts related to each company and regulatory jurisdiction. In this regard we believe that Entergy's circumstances are somewhat unique, given the regulatory treatment we have described, and given the effects that rising natural gas prices have had on Entergy's fuel costs. In fact, Entergy is one of the largest purchasers of natural gas in the nation. Due to Entergy's geographical location in the nation's heaviest gas production and transportation region, and given the extent of gas-fired generation in the region, Entergy's fuel costs can be significantly affected by sudden run-ups in gas prices, leading to the unique regulatory treatment described above.

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In making this response, Entergy acknowledges that:

  Entergy is responsible for the adequacy and accuracy of the disclosure in Entergy's 2005 Form 10-K;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Entergy's 2005 Form 10-K; and
  Entergy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss Entergy's response to the Staff's comment or if you would like to discuss any other matters, please contact the undersigned at (504) 576-4326 or Paul Ory at (504) 576-4482.

Sincerely,

/s/ Nathan E. Langston

Nathan E. Langston
Senior Vice President and Chief Accounting Officer

Cc: J. Wayne Leonard
      Leo P. Denault
      William P. Graf (Deloitte & Touche)

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Dennis R. Beresford CPA
1170 Lake Welbrook Drive
Athens, Georgia 30606
(706) 769-2680

February 13,2001

Mr. Nathan E. Langston
Vice President and Chief Accounting Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

Dear Mr. Langston:

You have engaged me to report on the appropriate application of generally accepted accounting principles (GAAP) to the specific matter described below. This report is being issued to Entergy Corporation (Entergy) for assistance in evaluating accounting principles for the described matter. My engagement has been conducted in accordance with standards established by the American Institute of Certified Public Accountants.

Description of the Matter in Question

The facts, circumstances, and assumptions relevant to the specific matter that you have asked me to provide my opinion on are as follows:

During 2000, Entergy incurred approximately $380 million for fuel costs that are being given special treatment by certain of the ratemaking authorities in areas where the company does business. Rather than being passed through to customers immediately or within a few months of being incurred, these costs will be deferred and then recovered through customer billings in later periods ranging from 12 to 24 months subsequent to when the costs were incurred. In all cases, Entergy will be allowed to charge customers rates that include an amount for cost of funds.

The question is how payments and receipts relating to these costs should be treated in the statement of cash flows. Normally, payments for fuel costs would be classified as operating cash outflows because they relate to items that are currently included in net income. However, the deferred costs incurred in 2000 differ from those in prior years because they are dramatically larger, they will be recovered over a much longer period, and the company will be allowed to include a charge for cost of funds. Thus, the deferred fuel costs incurred in 2000 are very similar to nuclear fuel costs, which have consistently been treated as investing cash flows by Entergy

You have advised me that Entergy believes that the payments made for the deferred fuel costs should be classified as investing cash flows and that the later recoveries from customers should be classified as operating cash flows. You have provided me with a January 30, 2001 memo to Mr. C. John Wilder of Entergy from Mr. Curtis J. Klement of PricewaterhouseCoopers that agrees that such treatment is in accordance with GAAP.

Appropriate Accounting Principles

GAAP covering the statement of cash flows is contained in Financial Accounting Standards Board (FASB) Statement No. 95 (Statement 95), "Statement of Cash Flows," issued in November 1987. At that time, I served as Chairman of the FASB and participated in the deliberations leading to the issuance of Statement 95.

Statement 95 requires that all companies presenting financial statements intended to comply with GAAP must include a statement of cash flows along with other required statements. The Securities and Exchange Commission similarly requires publicly held companies to include a statement of cash flows in their annual reports to shareholders

The statement of cash flows must classify cash receipts and payments as resulting from investing, financing, or operating activities. Statement 95 includes guidelines to assist companies in determining into which of these categories a given cash receipt or payment should be classified. However, as stated in paragraph 86, "... the Board notes that the three categories are not clearly mutually exclusive. For items at the margin, a reasonable case often may be made for alternative classifications."

Further, paragraph 86 states, "Notwithstanding the desirability of reasonably clear and precise definitions of the three categories of cash flows, the Board recognizes that the most appropriate classification of items will not always be clear. In those circumstances, the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item. For example, the presumption is that the acquisition or production of productive assets is an investing activity (emphasis added)." Similar language is included in paragraph 24 where the F ASB adds, "Certain cash receipts and payments may have aspects of more than one class of cash flows." This language clearly indicates that the Board intended the guidance for classifying among the three categories to be just that - guidance - rather than unequivocal rules that do not allow for professional judgment.

Having provided the above context, Statement 95 includes guidance for the three categories of cash flows. Of relevance to the Entergy matter is the guidance on investing and operating cash flows.

According to paragraph 15, "Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise's inventory)."

According to paragraph 21, "Operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20. Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income."

Opinion

As indicated in the materials that you supplied to me, there are three possible treatments in the statement of cash flows for this matter.

  Classify both the cash payments and subsequent cash receipts (through customer billings and collections) as operating
  Classify both the cash payments and subsequent cash receipts as investing
  Classify the cash payments as investing and subsequent cash receipts as operating

Arguments can be made to support all three of these possibilities. I will briefly explain what I see as the reasons why each might be supported and then end with my opinion

Both payments and receipts as operating - Other than nuclear fuel, Entergy has classified past deferred fuel costs as operating cash flows. Presumably, this is based on the fact that fuel costs enter into the determination of net income on a reasonably current basis. Further, these costs are similar to "inventory" of manufacturing companies, which would be included in operating cash flows.

Both payments and receipts as investing - These deferred fuel costs are different from those in the past because of their size, delayed recovery period, and included return. They do not enter into the determination of net income on a current basis. Thus, these amounts are more like loans to customers that will be collected in subsequent periods through additional billings. Both the cash payments and the subsequent collections should, therefore, be included in investing cash flows.

Payments as investing; receipts as operating - Similar to the paragraph above, these deferred fuel costs are different from those in the past. While they may be viewed as similar to a loan to customers, a better argument is to compare them to investments in productive assets such as plant and equipment. Rate making authorities are requiring the company to invest amounts now that will be recovered much like depreciation (and much like the present treatment for nuclear fuel costs).

As suggested in Statement 95, this appears to be one of the situations where transactions have aspects of more than one category of cash flows. My view is that the arguments in favor of treatment of the cash payments as investing are more persuasive. My principal reason is that the deferred fuel costs in question do not enter into detennination of net income on a current basis. While the recovery period for these costs is not nearly as long as for most items of plant and equipment, it is definitely much longer than the nonnal operating cycle of the company

The question of whether subsequent cash receipts should be classified as operating or investing is, in my view, an even closer call. However, on balance the reasoning that these amounts are more like investments in productive assets such as plant and equipment persuades me. Entergy is not a financial institution loaning money to its customers. Rather, it makes investments in physical and certain other "productive" assets to provide service to customers and charges customers through rates that recover certain of these investments over longer periods of time.

Thus, it is my opinion that Entergy's proposed classification of deferred fuel costs in the statement of cash flows is in conformity with GAAP. I agree with PricewaterhouseCoopers that this treatment and the dollar effect should be fully disclosed in financial statement footnotes.

The ultimate responsibility for the decision on the appropriate application of GAAP rests with the preparers of financial statements, who should consult with their continuing independent auditors. My judgment on the appropriate application of GAAP for the specific matter described above is based solely on the facts provided to me. Should those facts and circumstances differ, my conclusion may change.

Sincerely,

/s/ Dennis R. Beresford CPA

Dennis R. Beresford CPA